NEWS RELEASE

EMX Royalty Announces Second Quarter 2023 Results

Vancouver, British Columbia, August 14, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended June 30, 2023 ("Q2-2023"). The Company's filings for the quarter are available on SEDAR at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. All dollar amounts in this news release are in USD unless otherwise noted.

HIGHLIGHTS

Financial Updates for the Three Months Ended June 30, 2023

  Revenue and other income for the three months ended June 30, 2023 was $3,408,000 compared to $7,034,000 for the three months ended June 30, 2022 ("Q2-2022"). Adjusted revenue and other income1 of $6,481,000 (Q2-2022 - $9,465,000) included $3,073,000 (Q2-2022 - $2,431,000) in revenue for the Company's share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile. Revenue and other income and adjusted revenue and other income1 for Q2-2022 included the accrual of a $4,000,000 milestone payment related to Gediktepe.
  Net loss for the three months ended June 30, 2023 was $4,722,000 (Q2-2022 - $3,315,000).
  Cash used in operating activities for the three months ended June 30, 2023 was $1,160,000 (Q2-2022 - $4,152,000). Adjusted cash1 provided by operating activities for the three months ended June 30, 2023 was $1,294,000 (Q2-2022 - adjusted cash used in operating activities of $3,254,000). Operating cash flows for Q2-2023 include an accelerated $2,500,000 option payment by Aftermath Silver for the Berenguela property.
  As at June 30, 2023, EMX had cash of $9,980,000 (December 31, 2022 - $15,508,000), investments, long-term investments and loans receivable valued at $14,346,000 (December 31, 2022 - $14,561,000) and loans payable of $41,428,000 (December 31, 2022 - $40,489,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive and continued through Q2 2023. Both companies are expecting to execute a modified royalty agreement in 2023.

1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 26 of the Q2-2023 MD&A for more information on each non-IFRS financial measure.

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Acquisition of Additional Royalty Interest on Caserones

During Q2 2023, EMX acquired an additional 2.263% ownership in the underlying Caserones royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM"), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.044% (effective) net smelter royalty ("NSR") interest in the Caserones property, increasing the Company's NSR royalty interest to 0.7775%.

Acquisition Agreement for New Royalties with Franco-Nevada

During Q2 2023, EMX executed a term sheet with Franco-Nevada Corporation ("Franco-Nevada") (NYSE and TSX: FNV) for the joint acquisition of newly created precious metals and copper royalties sourced by EMX (the "Agreement"). Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split (i.e., 50/50). The initial term of the Agreement is for three years, or until the maximum contributions totaling $10 million from both companies have been met, and may be extended if mutually agreed by both companies.

Royalty and Royalty Generation Updates

During Q2 2023, the Company's royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $4,255,000 (Q2-2022 - $5,108,000) on royalty generation costs and recovered $1,811,000 (Q2-2022 - $2,014,000) from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. Included in revenue and other income was $807,000 in option, advance royalty, and other pre-production payments related to existing partnered projects as a result of the royalty generating activities. During Q2 2023, the Company also completed two new partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects.

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	152
Royalty Generation Properties	105

Figure 1. EMX's royalty and mineral property portfolio.

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Highlights from Q2 2023 include the following:

  EMX earned over $1,175,000 in royalty revenue from the Gediktepe mine.  Mine operator Lidya advised EMX that Oxide Zone gold production will increase during the summer months of 2023.
  The Caserones (effective) royalty distribution for Q1 was received in Q2 and totaled approximately $2,454,000. Lundin Mining completed the acquisition of fifty-one percent (51%) of the issued and outstanding equity of MLCC, the Caserones mine operator, from JX Nippon (see Lundin news release dated June 13, 2023). In connection with the acquisition, Lundin filed a technical report on SEDAR titled "NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile" that included current mineral resource and reserve estimates in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
  Leeville payments to EMX totaled approximately $664,000 from royalty production that totaled 338 ounces of gold. Q2 marked another strong quarter of Leeville royalty production along with robust gold prices.
  EMX earned, and subsequently received in Q3-2023 Gold Bar South royalty revenue of $54,000 from Q1 production of 2,966 gold ounces and $80,000 from Q2 production of 3,984 gold ounces.  The receipt of initial royalty revenue from Gold Bar South now establishes the operation as a paying royalty for EMX.
  Arizona Sonoran Copper released results of the Parks-Sayler infill drill program in preparation for a PFS planned for 2024, which included enriched (secondary sulfide) copper intercepts from EMX's royalty property. Arizona Sonoran also provided an update on metallurgical programs being conducted in preparation for the PFS, which included recoveries of ~80% after 160 days from Parks-Sayler enriched copper mineralization (secondary sulfide).
  Exploration drilling by South32 at the Hermosa property's Peake prospect returned mineralized intercepts covered by EMX's Hardshell royalty property included the best copper intercept to date of 139 meters averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver (true width not reported).
  In Canada, EMX programs advanced available properties in the portfolio as partners conducted summer field programs on EMX royalty properties. EMX received $45,000 in cash payments and $Nil in share equity payments during the quarter from partnered projects.
  EMX's Latin American royalty portfolio was advanced with work programs that included drilling and metallurgical test work conducted by AbraSilver at the Diablillos project's JAC Zone silver-gold discovery. GR Silver Mining Ltd ("GR Silver") reported on successful exploration step-out drilling at the San Marcial epithermal silver project. Aftermath Silver made an accelerated $2,500,000 option payment to EMX for the Berenguela polymetallic CRD project.
  The Company's U.S. royalty generation portfolio progressed with ongoing partner-funded work programs, as well by the expansion of properties through the staking of new claims and permitting at key projects. EMX currently has 43 projects in partnership with other companies in the western U.S.
  In Northern Europe the Company continued to develop and advance its portfolio of projects, with summer field programs commencing on numerous properties in Q2. EMX has 37 projects in partnership with other companies in Northern Europe and partner funded drill programs were completed in Q2 by Mahvie Minerals AB, a private Swedish corporation, at the Mo-I-Rana royalty property in Norway, and by Bayrock Resources, a private Australian company, at EMX's Vuostok battery metals royalty property in Northern Sweden.

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  Kendrick Resources PLC (LDSE:KEN) announced drill results from EMX's Espedalen royalty property in Norway, including an intercept of 11.60 meters averaging 2.85% nickel, 1.04% copper and 0.08% cobalt from 52.4 meters depth in drill hole ESP23-08 (see Kendrick news release dated May 4, 2023). This hole was drilled at the Stormyra prospect on the Espedalen license (true width not reported, but can be estimated at 70-80% according to published cross sections). Kendrick plans to expand its exploration programs at Espedalen in the second half of 2023.
  The Company optioned the Yarrol gold-copper (+ Co-Mn) project and the Mt Steadman gold project to Many Peaks Gold ("MPG") during Q2. The agreement provides EMX with cash payments, equity interests in MPG, and work commitments during a fifteen month option period. Upon exercise of the option, EMX will receive additional payments of cash and shares of MPG along with annual advance royalty payments, royalty interests and other consideration.
  Royalty generation programs proceeded in the Balkans and in Morocco in Q2, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Investment Updates

As at June 30, 2023, the Company had marketable securities of $8,626,000 (December 31, 2022 - $9,966,000), and $4,688,000 (December 31, 2022 - $4,591,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville and Gold Bar South in Nevada, Gediktepe and Balya in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, and Australia.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

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For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com